FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 21, 2012

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces first quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: May 21, 2012

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES FIRST QUARTER RESULTS

HERZLIYA, Israel, May 21, 2012 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the first quarter ended March 31, 2012.

Revenues from fixed income real estate totaled $3.5 million for the quarter ended March 31, 2012, compared to revenues of $1.4 million for the first quarter of 2011 and $3.4 million for the fourth quarter of 2011.

Net income for the first quarter ended March 31, 2012 was $904,000 or $0.05 per basic and diluted share, compared to a net income of $1.3 million or $0.08 per basic and diluted share for the first quarter of 2011 and to a net loss of $213,000 or $0.01 per basic and diluted for the fourth quarter of 2011.

The net income for the first quarter of 2011, includes gain on bargain purchase of $4.2 million related to the acquisition of Centre des Technologies Nouvelles (CTN) office building complex in Geneva, Switzerland on March 2, 2011

Weighted average shares outstanding used in the calculation for the periods were approximately 19.1 million basic and diluted shares, 16.6 million basic and diluted shares and 19.1 million basic and diluted shares respectively.

As of March 31, 2012, we had cash, cash equivalents, restricted cash and other financial investments, net, of $25.8 million, and shareholders' equity of $64.6 million, compared with $23.1 million, and $61.3 million, respectively, as of December 31, 2011.

Commenting on the first quarter results, Mr. Amir Philips CEO of Optibase said; “We are over all pleased with our first quarter results. Our income have increased significantly compared to Q1 2011 and have remained stable compared to the previous quarter. We kept our operating expenses at the same level as in the previous quarter and managed to generate operating income compared with an operating loss on Q1 2011. Due to the fluctuation of the Swiss France against the USD, we have recorded financial income this quarter, compared to financial expenses in the previous quarter as well as in Q1 2011. Depending on the fluctuation of the Swiss Franc against the USD, our financial income, net may continue to fluctuate in the quarters to come”. Mr. Philips concluded “Aside from the fluctuation in our financial income, net, we expect our operating results and other fundamentals to remain stable while we continue to look for additional attractive real estate investment opportunities”.

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2012

	Three months ended
	March 31	March 31
	2012	2011
	Unaudited $	Unaudited $

Fixed income real estate rent	3,487	1,365

Cost and expenses:
Cost of real estate operation	487	309
Real estate depreciation and amortization	663	316
General and administrative	424	1,366
Total cost and expenses	1,574	1,991
Operating income (loss )	1,913	(626)

Gain on bargain purchase	-	4,194
Financial income (expenses), net	284	(448)

Income before taxes on income	2,197	3,120

Taxes on income	(533)	(27)

Net income from continuing operations	1,664	3,093

Net loss from discontinued operations	(37)	(90)

Net income	1,627	3,003

Net income attributable to non-controlling interests	723	1,741

Net income attributable to Optibase LTD	904	1,262

Net earnings per share from continuing operations:
Basic and diluted	$0.05	$0.08

Net loss per share from discontinued operation:
Basic and diluted	$(0.00)	$(0.01)

Net earnings per share:
Basic and diluted	$0.05	$0.08

Number of shares used in computing Earnings (loss) per share
Basic	19,081	16,567
Diluted	19,093	16,643

Amounts in thousands

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	March 31, 2012	December 31, 2011
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	25,672	22,945
Restricted cash	135	131

Trade receivables	770	732
Other accounts receivables and prepaid expenses	397	1,260
Assets related to discontinued operations	969	969
Total current assets	27,943	26,037

Long term investments	161	156

Equipment, net	6	7

Other assets, net	1,534	1,512
Real Estate Property, net	199,173	192,173
Total property equipment and other assets	200,713	193,692

Total assets	228,817	219,885

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,635	2,529
Trade payables	27	27
Accrued expenses and other liabilities	4,416	4,130
Liabilities related to discontinued operations	3,024	2,990
Total current liabilities	10,102	9,676

Long term liabilities:
Deferred tax liabilities	15,352	14,608
Land lease liability, net liabilities	7,454	7,175
Other long term liabilities	3,231	3,559
Long term loans, net of current maturities	128,102	123,606
Total long term liabilities	154,139	148,948

Total shareholders’ equity of Optibase Ltd	47,002	45,099
Non-controlling interests	17,574	16,162
Total shareholders' equity	64,576	61,261

Total liabilities and shareholders’ equity	228,817	219,885

Amounts in thousands